Exhibit 4.6

AMERICAN TECHNOLOGY CORPORATION

AMENDMENT TO 8% SENIOR SECURED PROMISSORY NOTE

This Amendment to 8% Senior Secured Promissory Note (the “Amendment”) is made as of February 26, 2003, among AMERICAN TECHNOLOGY CORPORATION (the “Company”) and the holders of 8% Senior Secured Promissory Notes (the “Notes”) listed on Exhibit A attached hereto (“Holders”, and individually, a “Holder”).

WHEREAS, the Notes may be amended, waived or modified upon the written consent of the Company and the holders of at least a majority of the face amount of all then outstanding Notes; and

WHEREAS, the Company and the holders of at least a majority of the face amount of all the outstanding Notes desire to amend the Notes.

The Company and Holders therefore agree as follows:

1.    Voluntary Conversion.    Notwithstanding anything to the contrary contained in the Notes, any Holder may request to convert all or any portion of the principal balance of its Note (“Voluntary Conversion”) into Equity Securities (as defined in Section 6.2 of the Notes). Upon acceptance of such request by the Company in its sole discretion, such request shall be deemed an optional redemption by the Company pursuant to Section 6.1 of the Note, except that the second sentence of Section 6.1 shall not apply. The price of the redemption for the portion of principal to be converted shall be calculated pursuant to Section 6.3.1 of the Notes, using the closing date for the purchase of the Equity Securities as the Redemption Date. Such redemption price shall be applied to the purchase price for the Equity Securities; provided however, that the Company may, in its sole discretion, pay all or a portion of the accrued but unpaid interest on the Redemption Principal and the Early Retirement Premium (each as defined in Section 6.3.1) in cash to the converting Holder instead of applying such amounts to the purchase price for the Equity Securities (notwithstanding the second sentence of Section 6.1).

2.    Mandatory Redemption.    Section 6.2 of the Notes is amended to clarify that amounts applied to the purchase price for Equity Securities by virtue of Voluntary Conversions are not to be deemed gross proceeds received by the Company from sale of Equity Securities for purposes of determining when a Qualified Financing has occurred.

3.    Due Date.    The due date for the Notes is extended from December 31, 2003 to December 31, 2004, by replacing the date “December 31, 2003” with “December 31, 2004” in each place it appears in the Notes.

4.    Confirmation of Notes.    All other terms and provisions of the Notes not amended remain in full force and effect.

5.    No Waiver.    Except as specifically provided in this Amendment, the holders of the Notes have no obligation, nor have such holders made any commitment or representation, to any other amendment or modification of the Notes.

6.    No Novation.    This Amendment does not constitute a novation or a renewal of the Notes, but rather a modification of the Notes.

7.    General.    This Amendment is governed by and construed under the laws of the State of California, excluding that body of law relating to conflicts of law. This Amendment, the Notes and the related Security Agreement represent the entire agreement between the parties and neither party shall be bound by any prior discussions, proposals or oral agreements.

8.    Waiver and Amendment.    Any provision of the Amendment may be amended, waived or modified upon the written consent of the Company and the holders of at least a majority of the face amount of all then outstanding Notes.

9.    Counterparts.    This Amendment may be executed in counterparts, each of which shall be deemed an original and all of which together shall constitute one document.

COMPANY:

AMERICAN TECHNOLOGY CORPORATION,

a Delaware corporation

By: /s/ Elwood G. Norris

Name: Elwood G. Norris

Title: Chairman of the Board

HOLDERS:

By:

Name:

Title:

Address:

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